

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 19, 2009

Mr. Robert J. Barish
Senior Vice President and Controller
Verizon Communications, Inc.
One Verizon Way, 4th Floor
Basking Ridge, NJ 07920

>   **RE: Verizon Communications, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 24, 2009**
>
>   **Forms 10-Q for the Quarterly Periods Ended March 31, 2009**
>   **and June 30, 2009**
>   **File No. 1-08606**

Dear Mr. Barish:

        We have reviewed your supplemental response letter dated July 31, 2009 as well as your filing and have the following comments. As noted in our comment letters dated April 13, June 4, and July 9, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Intangible Assets Not Subject to Amortization

1.   We note your response to comment one in our letter dated July 9, 2009. We also note the documents dated May 31, 1996 and August 14, 1995 that you have sent us regarding capitalization of interest for FCC licenses related to PCS business. Please provide a detailed response to the following comments.

a.   We note in your Form 10-K for December 31, 2008 that you disclose that Verizon Wireless holds FCC licenses to operate several different radio services, including the cellular radiotelephone service, personal communication service, advanced wireless service, and point-to-point radio service. Furthermore you state that the technical and service rules, the specific radio frequencies and amounts of spectrum that you hold and the sizes of the geographic area that you are authorized to operate in, vary for each of these services. Since the interpretation that was previously received related only to PCS licenses under paragraph 9 of SFAS 142, please provide us with separate information for your licenses by the four aforementioned categories. Further separate each category of license into national licenses and those that pertain to a certain area, specifying the area to which each relates. For each of the above, show the original cost, capitalized interest if applicable and any other capitalized costs. If the licenses were obtained in a bulk purchase, please show us how you separated them into the individual components to properly capitalize interest in accordance with SFAS 34.

b.   For your PCS licenses, tell us what is meant by the term, "cleared," for existing users in the third paragraph of your response. If the customer has already received service and will continue to receive service after movement, why is this activity related to construction? Please identify and quantify all the costs related to this activity, the related capitalized interest, as well as the periods over which these activities occurred. We believe that interest related to this activity should not be capitalized.

c.   Tell us why you believe that feasibility and the related engineering studies are not R&D expenses pursuant to SFAS 2. Tell us the nature of the technology decisions that were required and what was meant by studies to select the extent of technology to be deployed. Please quantify the costs related to each of these activities as related to PCS licenses, show the periods in which the costs were incurred, the amount of interest capitalized, and how these costs related to the buildout of the various portions of the PCS system.

d.   Tell us the nature of the field trials that you conduct and whether you earn revenue related to the field trials. Tell us how long these field trials last—both in the lab and also in the field and the parties who are conducting the trials. Tell us the actual costs related to these trials and the amount of capitalized interest, if any. Please discuss in detail why these costs are not R&D costs under SFAS 2.

e.   Once the equipment is tested and deployed, tell us the length of time that transpires before you start providing services to your customers. Tell us who actually provides the deployment services—the vendors' employees or Verizon employees.

f.   Regarding the connection of the base station to the core network equipment, tell us about and quantify any items that are used by both your wired lines and PCS wireless systems.   Tell us if you have capitalized soft costs related to pre-existing equipment and facilities and the amount and nature of those costs, including capitalized interest, if applicable.

g.   Please provide a detailed list of all the costs related to the last paragraph of page two of your response. Quantify each item and discuss in detail your reason for capitalizing the cost. Tell us the specific licenses to which each of these activities related, the amounts capitalized and the related capitalized interest. Show the period of development for each related license and include the activities that you believe commenced the development and finally the date of deployment. Show on this schedule the related revenues, if any, earned during this period.

h.   We do not agree with your position as stated in the last paragraph of page three of your response that the cash payment for the purchase of licenses is a first condition for beginning to capitalize interest pursuant to paragraph 17 of SFAS 34. We believe that this may explain the reason for the significant amount of interest related to FCC licenses that you capitalized in 2008. You did not explain the reason for the disproportionate amount of interest capitalized and the date that the licenses were granted, November 26, 2008 as disclosed in Note 4 to your financial statements, during our telephone conversation of August 13, 2008. We believe that you should not capitalize interest related to the purchase of an asset until it is a qualifying asset. Paragraph 9 of SFAS 34 defines qualifying assets as assets that are constructed or otherwise produced for an enterprises own use (including assets constructed or produced for the enterprise by others for which deposits or progress payments have been made). Furthermore paragraph 10 states that interest shall not be capitalized on assets that are not being used in the earning activities of the enterprise and are not undergoing the activities necessary to get them ready for use. Please provide us with detailed calculations showing how you have calculated the interest that you have capitalized on FCC licenses by period for the 700 MHz licenses and your other licenses since you initiated this practice. Please provide your capitalized interest calculations for wireless PP&E as well as capitalized interest related to other construction activities for which you should provide a detailed explanation. We note your disclosure in Note 4 to your financial in your Form 10-K for December 31, 2008 that as of December 31, 2008 and 2007, $12.4 billion and $3.0 billion, respectively, of wireless licenses were not in service. For each period, please reconcile the beginning and ending wireless licenses balances, showing beginning and ending balances, licenses acquired, and licenses disposed of. Also note the licenses that have not been placed in service and the reason why the licenses have not been place in service.

i.   Please discuss in detail the process that you have in place to monitor qualifying activities—especially the initiation of development of the PCS system, delays that require the suspension of the capitalization of interest and finally the activities that comprise the performance test to conclude the capitalization of interest. If these processes have varied depending on the licenses involved, regional or national, or any other circumstance, please expand your response to discuss all circumstances in detail.

j.   We note your disclosure in the last paragraph of your response to this comment that the 700 MHz wireless licenses acquired in 2008 are necessary to develop and offer fourth generation voice and data wireless services to your customers. Please discuss in detail the relationship that exists between fourth generation and previous PCS licenses. Compare and contrast the systems. We note your disclosure in Note 4 to your financial statements in Form 10-K for December 31, 2008 that you were the successful bidder for twenty-five 12 MHz licenses in the A-block frequency, seventy-seven 12 MHz licenses in the B-block frequency, and 22 MHz licenses (nationwide with the exception of Alaska) in the C-block frequency. Please tell us in detail how you have allocated the price paid among the various licenses and the significance of the frequency blocks obtained. During our telephone conversation of August 13, 2009, you stated that you commenced work in stages to deliver fourth generation services to your customers. Please show us in detail a schedule of the actual areas that are currently in development along with your projected completion dates for rolling these services out across the country. We may ask for similar calculations for other enhancements to your system.

k.   During our telephone conversation of August 13, 2009, you stated that the wireless assets were comprised of licenses, actual hard network costs, retail stores, employees, cars and other administrative costs. Please tell us why you believe that costs of retail stores should be included as a cost of your wireless network and the impact of these stores on your interest capitalization policies. Show us how you capitalize your employees and the direct and indirect costs that are considered the cost of an employee. How do you determine if the activities are capitalizable? Are timesheets kept to record activities? What is included in the "cars" classification that you briefly mentioned during our telephone conversation? Please provide us with a complete list of capitalized administrative activities, the amount capitalized for each activity and the relationship of the activity to the construction.

l.   Tell us in detail how you determined the capitalization rate(s) for each period using the guidance in paragraphs 12-16 of SFAS 34.

Note 17. Segment Information

2.   We note your response to comment three in our letter dated July 9, 2009 and the information presented to your chief operating decision maker for September 2008 and August 2008. It appears that the following wireless activities: Northeast region, South region, Midwest region and West region as well as the following wireline activities: International, Verizon Telecom FiOS and HSI, Verizon Business, and Verizon Services are each separate segments under SFAS 131. We believe that each of these components constitute an operating segment as discrete financial information is presented to your chief operating decision maker on a monthly basis. We note that this information contains operating margins, net income, net income before discontinued operations, EBITDA, revenue and certain expenses, or total expenses with which the chief operating decision maker can make decisions about resources to be allocated and assess performance. In addition, we note that some of these components are led by various individuals who appear to be segment managers as discussed in paragraph 14 of SFAS 131.

If you believe any of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing. In addition to your analysis of paragraphs 17.a through 17.e, please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, EBITDA, and EBITDA percentages, and free cash flow contribution along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact

Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director